SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

629422106

(CUSIP Number)

J.D. Nichols
600 North Hurstbourne Parkway
Louisville, Kentucky 40222
(502) 426-4800

*(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)*

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. **[   ]**

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629422106

1) Names of Reporting Persons
J.D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a) **[ ]**
  (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6) Citizenship or Place of Organization
United States of America

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **6,133,396**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **6,847,887**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
6,847,887[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13) Percent of Class Reported by Amount in Row (11)
61.7%[2]

14) Type of Reporting Person (See Instructions)
IN/HC

---

[1] The number of units reported as beneficially owned is as of November 20, 2012. Includes 714,491 units directly beneficially owned by NTS Realty Partners, LLC, which do not have any voting rights.

[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

i

CUSIP No. 629422106

1) Names of Reporting Persons
   NTS Realty Partners, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Delaware

	(7) Sole Voting Power
	0
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power
	0
	(9) Sole Dispositive Power
	0
	(10) Shared Dispositive Power
	714,491

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    714,491[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    6.4%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of November 20, 2012. The units beneficially owned by NTS Realty Partners, LLC do not have any voting rights.

[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
   ORIG, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power **0**
	(8) Shared Voting Power **5,411,501**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **5,411,501**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,411,501[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    48.8%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

1) Names of Reporting Persons
   Ocean Ridge Investments, Ltd.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power **0**
	(8) Shared Voting Power **456,401**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **456,401**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    456,401[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    4.1%[2]

14) Type of Reporting Person (See Instructions)
    PN

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
   BKK Financial, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Indiana

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **31,522**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **31,522**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    31,522[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.3%[2]

14) Type of Reporting Person (See Instructions)
    CO

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

v

1) Names of Reporting Persons
   The J.D. Nichols Irrevocable Trust for My Daughters

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Kentucky

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **81,479**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **81,479**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    81,479[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.7%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

1) Names of Reporting Persons
The J.D. Nichols Irrevocable Trust for My Grandchildren

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [   ]
(b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[   ]

6) Citizenship or Place of Organization
State of Kentucky

	(7) Sole Voting Power	**0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power	**114,640**
	(9) Sole Dispositive Power	**0**
	(10) Shared Dispositive Power	**114,640**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
114,640[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[   ]

13) Percent of Class Reported by Amount in Row (11)
1.0%[2]

14) Type of Reporting Person (See Instructions)
OO

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
Kimberly Ann Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [   ]
(b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[   ]

6) Citizenship or Place of Organization
United States of America

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **32,603**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **32,603**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
32,603[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[   ]

13) Percent of Class Reported by Amount in Row (11)
0.3%[2]

14) Type of Reporting Person (See Instructions)
IN

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as outstanding as of November 20, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
   Zelma Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) **[   ]**
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   United States of America

	(7) Sole Voting Power **0**	
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **5,250**	
	(9) Sole Dispositive Power **0**	
	(10) Shared Dispositive Power **5,250**	

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,250[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.1%[2]

14) Type of Reporting Person (See Instructions)
    IN

---

[1] The number of units reported as beneficially owned is as of November 20, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of November 20, 2012.

Item 1.   **Security and Issuer**

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the limited partnership units (the "Units") issued by NTS Realty Holdings Limited Partnership (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 22, 2011 (the "Initial Schedule"), as amended and supplemented by Amendment No. 1 filed on August 17, 2012, Amendment No. 2 filed on August 31, 2012 and Amendment No. 3 filed on September 12, 2012 (together with the Initial Schedule, the "Schedule 13D") on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.   **Purpose of Transaction**

Item 4 is hereby amended and supplemented by adding the following:

On November 20, 2012, the Investors delivered a letter (the "Revised Letter") to the Special Committee in which the Investors revised their Proposal by increasing the proposed purchase price from $5.25 to $7.30 per Unit. A copy of the Revised Letter is attached as Exhibit 7.4 to this statement and is incorporated herein by reference.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 7.   **Material to Be Filed as Exhibits**

Item 7 is hereby amended and supplemented by adding the following:

7.3   Amended and Restated Joint Filing Agreement dated September 12, 2012, among the Reporting Persons (incorporated by reference to Exhibit 7.3 to Amendment No. 3 filed with the SEC on September 12, 2012).

7.4   Revised Letter, dated November 20, 2012, from J.D. Nichols and Brian F. Lavin to the Special Committee of the Board of Directors of NTS Realty Capital, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012   J.D. NICHOLS

/s/ J.D. Nichols

EXHIBIT 7.4

J.D. Nichols
Brian F. Lavin
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222

November 20, 2012

Special Committee of the Board of Directors
Mr. Mark D. Anderson, Chairman
NTS Realty Capital, Inc.
Managing General Partner of NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, KY 40222

Members of the Special Committee:

We are in receipt of your letter dated November 16, 2012 rejecting our proposal to acquire by merger, for a purchase price of $5.25 per unit in cash, all of the outstanding limited partnership units of NTS Realty Holdings Limited Partnership (the "Partnership") that we do not already beneficially own. While we believe that our original proposal offered compelling value to the Partnership and all of its public limited partnership unit holders, we are willing to increase the purchase price of our original proposal to $7.30 per unit.

We continue to be prepared to move promptly to negotiate a transaction with the Special Committee and its advisors, and believe that our familiarity with the Partnership and its operations will allow us to finalize definitive documentation on an accelerated basis. As we mentioned in our original proposal letter, neither the Partnership nor we will have any legal obligation with respect to the revised proposal or any transaction unless and until a definitive merger agreement satisfactory to all of us and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.

We look forward to discussing this proposal further with you and your legal and financial advisors.

Sincerely,

/s/ J.D. Nichols   */s/ Brian F. Lavin*
J.D. Nichols   Brian F. Lavin

cc: Craig Bradley / Stites & Harbison, PLLC
        Lee Eichen / Centerboard Securities, LLC
        Cezar M. Froelich / Shefsky & Froelich, Ltd.
        Stephen H. Miller / Fore, Miller & Schwartz